UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. )*
               ASCENT ENTERTAINMENT GROUP, INC.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)
                          043628106
                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (973)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         April 3, 1998
                        (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
                    NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         SCHEDULE 13D


CUSIP No.   043628106
_______________________________________________________________
               1)   Names of Reporting Person S.S. or I.R.S.
          Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####

________________________________________________________________
               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                       (a) [ ]
                                                       (b) [X]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . .

          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           1,186,793
Shares Bene-
ficially       (8)  Shared Voting Power
owned by              309,987
Each Report-
ing Person     (9)  Sole Dispositive Power
With                1,186,793

               (10) Shared Dispositive Power
                      309,987
________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
                    Person:   1,496,780
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    5.0%
________________________________________________________________
               14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of ASCENT ENTERTAINMENT GROUP, INC., ("Company"), which has its principal executive offices at One Tabor Center, 1200 Seventeenth Street, Suite 2800, Denver, Colorado 80202.
Item 2.   Identity and Background.
          This  statement  is  being  filed by Leon G.
Cooperman,("Cooperman"). Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., Omega Institutional Partners,
L.P., and Omega Capital Investors, L.P.   They are private
investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Capital Investors, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.

            Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,496,780 Shares. Of this amount, 433,918 Shares were purchased by Omega Capital Partners, L.P., at a cost of $4,336,780; 37,776 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $379,744; 39,760 Shares were purchased by Omega Capital Investors, L.P., at a cost of $388,184; 675,339 Shares were purchased by Omega Overseas Partners, Ltd., at a cost pf $6,773,458 ; and 309,987 Shares were purchased by the Managed Account, at a cost of $3,091,483. The source of funds for the purchase of all such Shares was investment capital.
Item 4.  Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10-K for the year ended December 31, 1997, there were outstanding on March 3, 1998, 29,755,600 Shares of Common Stock. Omega Capital Partners, L.P., owns 433,918 Shares, or 1.5% of those outstanding; Omega Institutional Partners, L.P., owns 37,776 Shares, or 0.1% of those outstanding; Omega Capital Investors, L.P., owns 39,760 Shares, or 0.1% of those outstanding; Omega Overseas Partners, Ltd., owns 675,339 Shares, or 2.3% of those outstanding; and the Managed Account owns 309,987 Shares, or 1.0% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd.
As to the 309,987 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          The following details the transactions by each of the above entities in shares of Common Stock within the 60 day period prior to April 3, 1998 and through the date of this filing. All such transactions were open market purchase transactions.

                 Omega Capital Investors, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     04/03/98        1,600         $10.50

                 Omega Overseas Partners, L.P.

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     03/16/98       13,700         $10.25
     03/20/98        1,700          10.25
     03/23/98        3,400          10.25
     04/03/98       20,400          10.50

                      The Managed Account

     Date of        Amount of      Price Per
     Transaction     Shares          Share
     03/16/98        2,300         $10.25
     03/20/98          300          10.25
     03/23/98          600          10.25
     04/03/98        3,000          10.50

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.
                         Signature
          After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 1998

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Investors, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).